Exhibit 12.1

KERZNER INTERNATIONAL LIMITED

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In Thousands of US Dollars)

	For the years ended December 31,
	1999	2000 (2)	2001	2002	2003	Quarter Ended March 31, 2004

Income (loss) from continuing operations before provision for income taxes and minority interest	75,591	(109,134)	38,359	47,760	71,769	38,852
Fixed charges	57,457	58,713	63,881	41,728	32,059	9,322
Amortization of capitalized interest	1,417	1,579	1,948	1,985	1,993	502
Distributed income of equity investees	39,540	18,590	20,036	30,258	21,864	13,058
Less: Equity earnings in equity investees	(36,246)	(23,733)	(26,473)	(24,832)	(33,640)	(13,422)
Less: Capitalized interest	(4,865)	(11,072)	(1,099)	(237)	(433)	(520)
Less: Minority interest that have not incurred fixed charges	—	—	—	—	(1,340)	2,152
Earnings available for fixed charges	132,894	(65,057)	96,652	96,662	92,272	49,944

Interest expense and amortization of debt issuance costs, discounts and premiums	50,699	45,678	60,375	39,104	29,264	8,164
Capitalized interest	4,865	11,072	1,099	237	433	520
Interest component of rentals (3)	1,893	1,963	2,407	2,387	2,362	638
Total fixed charges	57,457	58,713	63,881	41,728	32,059	9,322

Ratio of earnings to fixed charges	2.31	—	1.51	2.32	2.88	5.36

(1)     The consolidated financial statements for the years ended December 31, 2002, 2001, 2000 and 1999 were restated. See “Note 2 - Restatement and Reclassifications” to our consolidated financial statements included in our Annual Report on Form 20-F incorporated by reference into this prospectus.

(2)     Earnings were insufficient to cover fixed charges by $123,770 for the year ended December 31, 2000.

(3)     The Company estimates the interest component of rentals to be 0.33.